Filed by Amplitude Healthcare Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Amplitude Healthcare Acquisition Corporation

Commission File No. 001-39138

Date: May 26, 2021

Jasper Therapeutics Announces New Clinical Trial with the National Institute of Allergy and Infectious Diseases to Evaluate JSP191 in Chronic Granulomatous Disease

REDWOOD CITY, Calif. – May 26, 2021, Jasper Therapeutics, Inc., a biotechnology company focused on hematopoietic cell transplant therapies, today announced the initiation of a Phase 1/2 clinical trial to evaluate JSP191, the company’s first-in-class anti-CD117 monoclonal antibody, as a targeted, non-toxic conditioning regimen prior to allogeneic transplant for chronic granulomatous disease (CGD). Jasper Therapeutics and the National Institute of Allergy and Infectious Diseases (NIAID) have entered into a clinical trial agreement in which NIAID will serve as the Investigational New Drug (IND) sponsor for this study.

CGD is a rare, inherited disease of the immune system that develops in infancy or early childhood and results in severe and sometimes life-threatening infections. Allogeneic hematopoietic stem cell transplant is a proven cure for CGD. However, its use is limited because current conditioning agents used to deplete stem cells in preparation for transplantation are genotoxic and associated with limited efficacy and serious adverse effects, including veno-occlusive disease, long-term infertility and secondary malignancies.

“We look forward to collaborating with NIAID on this Phase 1/2 clinical trial, which should provide important information about the potential of JSP191 as a safer and more effective conditioning agent for patients with CGD undergoing hematopoietic stem cell transplant,” said Kevin N. Heller, M.D., Executive Vice President, Research and Development, of Jasper Therapeutics. “Through this clinical trial agreement with NIAID, as well as others with the National Institutes of Health and academic centers, we are continuing to develop JSP191 for additional pretransplant conditioning regimens beyond severe combined immunodeficiency and acute myeloid leukemia/myelodysplastic syndromes, which have demonstrated safety and efficacy in early-stage clinical trials to date.”

About JSP191

JSP191 is a first-in-class humanized monoclonal antibody in clinical development as a conditioning agent that clears hematopoietic stem cells from bone marrow, creating an empty space for donor or gene-corrected transplanted stem cells to engraft. While hematopoietic cell transplantation can be curative for patients, its use is limited because standard high dose myeloablative conditioning is associated with severe toxicities and standard low dose conditioning has limited efficacy. To date, JSP191 has been evaluated in more than 90 healthy volunteers and patients. It is currently enrolling in two clinical trials for acute myeloid leukemia (AML)/myelodysplastic syndromes (MDS) and severe combined immunodeficiency (SCID) and is scheduled to begin enrollment in three additional studies in 2021 for severe autoimmune disease, sickle cell disease and Fanconi anemia patients undergoing hematopoietic cell transplantation.

About Jasper Therapeutics

Jasper Therapeutics is a biotechnology company focused on the development of novel curative therapies based on the biology of the hematopoietic stem cell. The company is advancing two potentially groundbreaking programs. JSP191, a first-in-class anti-CD117 monoclonal antibody, is in clinical development as a conditioning agent that clears hematopoietic stem cells from bone marrow in patients undergoing a hematopoietic cell transplantation. It is designed to enable safer and more effective curative allogeneic and autologous hematopoietic cell transplants and gene therapies. In parallel, Jasper Therapeutics is advancing its preclinical engineered hematopoietic stem cell (eHSC) platform, which is designed to overcome key limitations of allogeneic and autologous gene-edited stem cell grafts. Both innovative programs have the potential to transform the field and expand hematopoietic stem cell therapy cures to a greater number of patients with life-threatening cancers, genetic diseases and autoimmune diseases than is possible today. For more information, please visit us at jaspertherapeutics.com.

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Contacts

Lily Eng

Real Chemistry

206-661-8627

leng@realchemistry.com

Jeet Mahal

Jasper Therapeutics

650-549-1403

jmahal@jaspertherapeutics.com

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Important Information and Where to Find It

In connection with the proposed transaction between Amplitude Healthcare Acquisition Corporation (“Amplitude”) and Jasper Therapeutics, Inc. (“Jasper Therapeutics”), Amplitude intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. Promptly after the registration statement is declared effective by the SEC, Amplitude will mail the definitive proxy statement/prospectus and a proxy card to each stockholder as of a record date for the meeting of Amplitude stockholders to be established for voting on the proposed business combination. Investors and security holders of Amplitude are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that Amplitude will file with the SEC when they become available because they will contain important information about Amplitude, Jasper Therapeutics and the transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Amplitude with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by Amplitude with the SEC also may be obtained free of charge upon written request to 1177 Avenue of the Americas, Fl 40, New York, New York 10036.

Participants in the Solicitation

Amplitude and its directors and executive officers may be deemed participants in the solicitation of proxies from Amplitude’s stockholders with respect to the business combination. Information about Amplitude’s directors and executive officers and a description of their interests in Amplitude will be included in the proxy statement/prospectus for the proposed transaction and be available at the SEC’s website (www.sec.gov). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed transaction when available.

Jasper Therapeutics and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Amplitude in connection with the proposed business combination. Information about Jasper Therapeutics’ directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Amplitude, the combined company or Jasper Therapeutics, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Special Note Regarding Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. These statements are based on the current expectations of Amplitude's and Jasper’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amplitude and Jasper. These statements are subject to a number of risks and uncertainties and actual results may differ materially. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Amplitude and Jasper presently do not know or that Amplitude and Jasper currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Amplitude's and Jasper’s expectations, plans or forecasts of future events and views as of the date of this communication. Amplitude and Jasper anticipate that subsequent events and developments will cause Amplitude's and Jasper’s assessments to change. However, while Amplitude and Jasper may elect to update these forward-looking statements at some point in the future, Amplitude and Jasper specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amplitude’s and Jasper’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.